CERTIFIED COPY OF RESOLUTION

COUNTRY® MUTUAL FUNDS TRUST

    WHEREAS, the Trust obtained, effective August 20, 2012 through August 20, 2013, a joint insured bond by Ironshore Specialty Insurance Company, with an aggregate liability limit of $1,000,000, and jointly insuring the Trust and COUNTRY Trust Bank® against larceny and embezzlement and covering each officer and employee of the Trust and the Bank who has access to securities or funds of the Trust; and

    WHEREAS, the Trust and the Bank have entered into an agreement providing that in the event a recovery is received under the bond as a result of loss sustained by both the Trust and the Bank, the Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond; and

    WHEREAS, the Board of Trustees, after due consideration of relevant factors, including the value of the aggregate assets of the Trust to which persons to be covered under the bond have access, the type and terms of the arrangements for custody and safekeeping of the Trust's assets with each custodian and/or bank and the nature of the securities in the portfolio of the Trust, deems the bond to be adequate to protect the interests of the Trust; Now, Therefore, Be It

    RESOLVED, that this Board of Trustees, in accordance with the requirements of Rule  17g-1 adopted by the Securities and Exchange Commission under the Investment  Company Act of 1940, hereby determines that the above described joint insured bond of  Ironshore Specialty Insurance Company is of a reasonable form and amount so as to adequately protect the interests of the Trust and should be retained in its present form until such time as the Board of Trustees shall otherwise determine; and Be It

    FURTHER RESOLVED, that the Board of Trustees herby approves the portion of premium to be paid by the trust, having determined that the premium is fair and reasonable based upon the number of parties named as insureds on such bond, the nature of the business activities of each of the insureds, the amount of the bond, the total premium for the bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have to pay if it provided and maintained a single insured bond.

    The undersigned, James M. Jacobs, hereby certifies that he is the duly elected and acting Secretary of COUNTRY® Mutual Funds Trust and that the foregoing is a true and correct copy of a resolution adopted by the Board of Directors of said corporation at a duly convened meeting of the said Board, a quorum being present, held on October 29, 2012, and entered upon the regular minute book of the said corporation, and which is now in full force and effect and as of the date hereof has not been rescinded, revised, revoked, or amended, in whole or in part.

    IN WITNESS WHEREOF, I have executed this Certificate and have caused the Seal of said corporation to be hereunto affixed this 7th day of December, 2012.

(SEAL)